Exhibit 99.3

ZenaTech Strengthens Drone as a Service Capabilities for Government and Aviation Markets Closing Acquisition of Smith Surveying Group in Jacksonville, Fla.

Vancouver, British Columbia, (December 2, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the completion of its acquisition of Smith Surveying Group LLC, a Jacksonville, Fla.-based land surveying and inspection firm with longstanding expertise and clients across municipal, aviation, and commercial markets. This 13th acquisition added to the Drone as a Service network strengthens the company’s capabilities to serve government and aviation markets in one of Florida’s fastest-growing metropolitan areas also known for its aviation and aerospace presence.

“Smith Surveying Group brings a long history and trusted relationships with Jacksonville area customer communities and offers enormous opportunities to deploy our Drone as a Service solutions across important verticals like transportation, public works, utilities, commercial, and coastal development survey markets,” said Shaun Passley, Ph.D., ZenaTech CEO. “The Florida aviation market is currently experiencing substantial investments in airport expansion and upgrades, which is driving demand for fast and efficient drone-based surveying and inspections, and we are ready to service these needs.”

Founded in 1988, Smith Surveying Group is an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects. Along with the company’s recent acquisition of Jacksonville-based A&J Land Surveyors, Inc, also known for its expertise  in aviation, infrastructure and utilities, ZenaTech’s Drone as a Service is well-positioned to capture a strong foothold in the region and beyond.

Florida’s ongoing investment in aviation and infrastructure further accelerates this opportunity considering the state’s 2025/26 budget that dedicates over $345 million to airport modernization, expansion, and maintenance, driving strong demand for drone-based construction land surveys. Jacksonville’s complex coastal environment and expanding commercial corridors also create a growing need for environmental monitoring, hydrographic surveying, and construction oversight. This acquisition enables ZenaTech to broaden its service offerings, delivering advanced drone-based data across a diverse range of applications that support sustainable development and infrastructure resilience.

ZenaTech’s Drone as a Service (DaaS) offering provides business and government clients flexible and on-demand or subscription-based access to drone services for surveying, inspection, maintenance, power washing, inventory management, and precision agriculture and other services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies ready for drone innovation, ZenaTech is building a global, multi-service DaaS network anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, speed, and accuracy. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, designs and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to the development of multifunctional drone solutions designed for industrial inspections, monitoring, maintenance, precision agriculture, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and has been used for critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.